Exhibit 99.1

ASX Announcement 9 December 2022

AHI Bolsters Board

Advanced Health Intelligence Ltd (ASX:AHI) (NASDAQ:AHI) advises that following the acquisition of wellteq Digital Health Inc (“wellteq”), the Company’s Board of Directors has been bolstered with the addition of wellteq Chairman Dr Peter Vaughan CM, CD, and Scott Montgomery.

Mr Montgomery has joined the Board as the Company’s new Chief Executive Officer and Managing Director. Mr Montgomery has over 20-years of experience in enterprise healthcare around the world, with 15 of those as a founder or director of public and private companies.

The material terms of Mr Montgomery’s employment agreement are set out in Schedule 1.

Dr Katherine Iscoe has stepped down as the Company’s CEO, and will remain on the Board in her capacity as an Executive Director. AHI would like to thank Dr Iscoe for her services in the role as the Company’s CEO.

*	The board of Advanced Health Intelligence Ltd has approved this announcement.

For more information, contact:

Scott Montgomery CEO & Managing Director Advanced Health Intelligence Ltd E: hello@ahi.tech	Vlado Bosanac Head of Strategy Advanced Health Intelligence Ltd E: hello@ahi.tech

For more information, please visit: https://www.ahi.tech/

Schedule 1

Term

Mr Montgomery’s term as the Company’s CEO and an Executive Director commenced effective from the completion of the Company’s acquisition of Wellteq and will continue until the Agreement is validly terminated on its terms.

Salary	The Company has agreed to pay Mr Montgomery $350,000 per annum (excluding superannuation).
Other benefits

Upon the first annual review of Mr Montgomery’s performance and remuneration, the Board of Directors shall, in good faith, establish Key Performance Indicators (KPI’s) for the next twelve months upon which bonus compensation can be earned up to a maximum of 100% of base compensation.

In addition, and subject to the Company obtaining shareholder approval in a general meeting, Mr Montgomery will be issued Performance Rights under the Company’s Performance Rights Plan. The terms of these Performance Rights are to be agreed by the parties and are subject to ASX approval.

Termination	The termination provisions in the Agreement are on standard commercial terms and generally require a minimum period of notice prior to termination (other than where the Company is entitled to terminate without notice for serious misconduct justifying summary dismissal). In the event that the Company elects to terminate the Agreement without cause, it must provide Mr Montgomery six months’ notice or (at the Company’s election) pay Mr Montgomery an amount equal to the salary payable over that period in lieu of notice.

Advanced Health Intelligence Ltd.

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech